EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended March 31, 2017 and April 1, 2016

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	March 31,	April 1,	March 31,	April 1,
	2017	2016	2017	2016

Basic

Weighted Average Number of Shares Outstanding	29,719	29,588	29,633	29,585

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$1.18	$0.58	$1.91	$0.91
Discontinued Operations	-	(0.07)	(0.18)	(0.23)
Earnings (Loss) Per Share Attributable to Esterline - Basic	$1.18	$0.51	$1.73	$0.68

Diluted

Weighted Average Number of Shares Outstanding	29,719	29,588	29,633	29,585
Net Shares Assumed to be Issued for Stock Options and RSUs	240	237	262	297
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	29,959	29,825	29,895	29,882

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$1.17	$0.57	$1.90	$0.90
Discontinued Operations	-	(0.07)	(0.18)	(0.23)
Earnings (Loss) Per Share Attributable to Esterline - Diluted	$1.17	$0.50	$1.72	$0.67